410-325 Howe Street, Vancouver, British Columbia, Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874

September 16, 2020

Mr. Mark Wojciechowski / Mr. Karl Hiller

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington D.C. 20549

U.S.A.

Re:

Alianza Minerals Ltd.

Form 20-F for the Year Ended September 30, 2019

Filed February 18, 2020

File No. 000-55193

Dear Mr. Wojciechowski and Mr. Hiller,

On behalf of Alianza Minerals Ltd. (“Alianza” or the “Company”), we are submitting this letter and the following information in response to your letter, dated September 10, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 20-F (the “20-F”), filed on February 18, 2020.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the comment letter in bold text, and have provided the Company’s responses immediately following each numbered comment. Page references in the text of this response letter correspond to the page numbers of the Staff’s letter, dated September 10, 2020, except where otherwise noted. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the 20-F.

RESPONSES TO COMMENTS

Offer and Listing of Securities, page 99

1.

We note that you have been filing press releases and periodic reports with the TSX Venture Exchange and that you have not furnished this information on Form 6-K since early in 2019.  Under Rule 13a-16 of Regulation 13A, you are required to file reports Form 6-K promptly after the required information is made public by the issuer, by the country of its domicile or under the laws of which it was incorporated or organized, or a foreign securities exchange with which the issuer has filed the information.

The required information would include that which is material with respect to the issuer and its subsidiaries concerning: changes in the business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in the certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information that is considered to be of material importance to security holders.

You may refer to General Instruction B to Form 6-K for further clarification.  Please adhere to this filing obligation.

Response 1: The Company has now filed the Form 6-Ks.  The Company noted that it was an oversight and will promptly file the Form 6-Ks going forward.

In providing this response, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of the disclosure in the filing.

Please direct any questions or comments regarding the above to the undersigned.

Very truly yours,

Winnie Wong

Chief Financial Officer

Alianza Minerals Ltd.